PAN AMERICAN SILVER CORP.
Report of Voting Results
This report is filed pursuant to Section 11.3 of National Instrument 51-102 and relates to the results of voting at the annual general and special meeting of Pan American Silver Corp. (the “Company”) held on May 6, 2020.

Description of Matter	Outcome of Vote
Resolution to elect the following management nominees as directors of the Company:	All nominees proposed by management were elected to serve as directors until the Company’s next annual general meeting by a vote of show of hands. Details of the voting were as follows:
	Name	Votes For	Votes Withheld
	Ross Beaty	104,856,487 (93.68%)	7,073,853 (6.32%)
	Michael L. Carroll	108,997,606 (97.38%)	2,932,734 (2.62%)
	Neil de Gelder	95,344,371 (85.18%)	16,585,969 (14.82%)
	Charles A. Jeannes	109,256,425 (97.61%)	2,673,915 (2.39%)
	Walter T. Segsworth	103,850,064 (92.78%)	8,080,276 (7.22%)
	Michael Steinmann	108,997,547 (97.38%)	2,932,793 (2.62%)
	Gillian D. Winckler	110,985,071 (99.16%)	945,269 (0.84%)

Resolution to appoint Deloitte LLP as auditors of the Company until its next annual general meeting and to authorize the directors of the Company to fix the remuneration to be paid to the auditors of the Company.
Resolution passed by requisite majority by a vote of show of hands. Details of the voting were as follows: Total shares voted FOR: 135,343,964 (95.26%) Total shares WITHHELD: 6,740,907 (4.74%)

Advisory resolution on the Company’s approach to executive compensation.	Resolution passed by requisite majority by a vote by ballot. Details of the voting were as follows: Total shares voted FOR: 104,824,297 (93.65%) Total shares voted AGAINST: 7,107,879 (6.35%)

DATED this 7th day of May, 2020.
PAN AMERICAN SILVER CORP.

By:    /s/ "Delaney Fisher"
Delaney Fisher
Corporate Secretary

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